Exhibit 99.1
FOR IMMEDIATE RELEASE
OCTOBER 22, 2010
LJ INTERNATIONAL RECEIVES NEW EQUITY AND BANK
FINANCING TO FUND EXPANSION OF 60 NEW RETAIL STORES
COMPANY PLACES SHARES TO J.P. MORGAN AND OASIS; $13 MILLION CREDIT
LINE FINALIZED WITH INDUSTRIAL AND COMMERCIAL BANK OF CHINA
LIMITED
HONG KONG, October 22, 2010 — LJ International Inc. (LJI) (NASDAQ: JADE) today reported that it has finalized US$26 million financings through a private stock placement and a credit facility with China’s largest bank. Combined with internal cash flows, the new financings assure LJI sufficient capital to fund the planned expansion of its ENZO retail chain in China.
Pursuant to a commitment dated October 8th, J. P. Morgan and Oasis agreed to purchase new shares of the Company and warrants to purchase shares of LJI’s Enzo subsidiary at a $300 million valuation. As well, Industrial and Commercial Bank of China Ltd. (ICBC) has provided the Company with a credit facility of 90 million Renminbi, or US$13 million at approximately 5% interest rate.
The $26 million in total funding will be used to fill retail inventory and working capital needs to finance the opening of at least 60 new stores in 2011.
“The financing package we announce today is a pivotal event in LJI’s execution of its retail-based growth strategy,” said LJI Chairman and CEO Yu Chuan Yih. “It provides us with sufficient capital, at very favorable terms, to meet our near-term goal of expanding the ENZO chain to approximately 200 stores. We are also highly gratified to get a vote of confidence from leading institutions in banking and fund management. The fact that we have gained such a substantial credit line from a respected lender like ICBC testifies to the high credibility of our ENZO business model. The same can be said about the equity participation of J. P. Morgan and Oasis. Additionally on the equity side, the warrants to buy the stake in ENZO represents a further vote of confidence, because they are conditional on ENZO reaching at least $300 million in market value.”
About LJ International
LJ International Inc. (LJI) (NASDAQ: JADE) is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business on a vertical integration strategy and an unwavering commitment to quality and service. Through its ENZO stores, LJI is now a major presence in China’s fast-growing retail jewelry market. As a wholesaler, it distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Its product lines incorporate all major categories, including earrings, necklaces, pendants, rings and bracelets.
Cautionary Note Regarding Forward-Looking Statements: This press release may contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. We caution you therefore against relying on any of these forward-looking statements. Factors that could cause actual results to differ materially from such statements, as well as additional risk factors, are detailed in the Company’s most recent filings with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking information contained in this press release or with respect to the announcements described herein, except as may be required by law.
Contacts

Corporate:	Investor Relations:
Mr. Ringo Ng	Ms. Jennifer K. Zimmons/ Richard Cooper
Chief Financial Officer	Managing Director/Chairman
LJ International Inc.	Strategic Growth International, Inc.
Tel: 011-852-2170-0018	Tel: 212-838-1444
ringong@ljintl.com	jzimmons@sgi-ir.com/ rcooper@sgi-ir.com
www.ljintl.com	www.sgi-ir.com